May 26, 2005


Mail Stop 4561 via U.S. Mail and fax (651) 227-7705

Mr. Patrick W. Keene
Chief Financial Officer
AEI Fund Management XXI, Inc.
30 East 7th Street, Suite 1300
St. Paul, MN 55101

Re:	AEI Income & Growth Fund XXI Limited Partnership
	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
      File No. 0-29274

Dear Mr. Keene:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10K for the year ended December 31, 2004:

Note 2 Summary of Significant Accounting Policies:

Real Estate
1. Please clarify how your revenue recognition policy is consistent with the guidance in SFAS 13 and SFAS 29. Are you recognizing rental income on a straight-line basis based on the consumer price index in effect at the inception of the lease, with subsequent adjustments as accruable?
2. It is noted that you are using the proportionate consolidation method for your property that is owned as tenants-in-common in accordance with SOP 78-9. Supplementally explain your consideration of EITF 00-01 for these properties
3. How has the Company considered SFAS 141 for their purchase price allocation for properties purchased with in-place leases at the acquisition date?

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.



						Sincerely,



Cicely D. Luckey
Accounting Branch Chief



AEI Income & Growth Fund XXI Limited Partnership
May 26, 2005
Page 1